CONSULTING AGREEMENT

This Consulting Agreement, dated effective April 1, 2020 (this "Agreement"), is made and entered into by and between **PLYMOUTH ROCK TECHNOLOGIES INC.**, 3500 S. Dupont Highway, Dover, Delaware 19901 (the "Company"), and **DOUGLAS SMITH** (the "Consultant").

ARTICLE 1
SCOPE OF WORK

1.1 Services. The Company has engaged Consultant to provide consulting services in connection with the Company's business, and to serve as a director and officer of the Company. In addition, Consultant shall provide other relevant services as may be requested by the Company so long such requests are within the terms of this Agreement and Consultant's capability and availability.

1.2 Time and Availability. Consultant provides his services on an *ad hoc* basis as and when requested by the Chief Executive Officer of the Company. shall devote such time, attention, ability and expertise to providing her services as is reasonably necessary or required in accordance with industry standards for consultants in similar positions.

1.3 Confidentiality. In order for Consultant to perform the consulting services, it may be necessary for the Company to provide Consultant with Confidential Information (as defined below) regarding the Company's business and products, and those of third parties. The Company will rely heavily upon Consultant's integrity and prudent judgment to use this information only in the best interests of the Company.

1.4 Standard of Conduct. In rendering consulting services under this Agreement, Consultant shall conform to high professional standards of work and business ethics. Except to provide the consulting services hereunder, Consultant shall not use time, materials, or equipment of the Company without the prior written consent of the Company. In no event shall Consultant take any action or accept any assistance or engage in any activity that would result in any university,

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governmental body, research institute or other person, entity or organization acquiring any rights of any nature in the results of work performed by or for the Company.

1.5 Outside Services. The Company may retain the services of any other person, entity or organization in order for the Company and Consultant to achieve the Company's objectives so long the services are complementary to those Consultant has been providing and are in progress. The Company shall be responsible for, and shall make any and all payment required in respect of, any such retainer.

1.6 Reports. Consultant shall periodically provide the Company with written reports of his observations and conclusions regarding the consulting services. Upon the termination of this Agreement, Consultant shall, upon the request of Company, prepare a final report of Consultant's activities.

ARTICLE 2
INDEPENDENT CONTRACTOR AND NON-EXCLUSIVITY

2.1 Independent Contractor. Consultant is an independent contractor and is not a partner of, or in any other service relationship with, the Company. The manner in which Consultant's services are rendered shall be within Consultant's sole control and discretion. Consultant is not authorized to speak for, represent, or obligate the Company in any manner without the prior express written authorization from the Board of the Company.

2.2 Non-Exclusivity. The Company agrees and acknowledges that Consultant may provide similar and other technological consulting services to any third party, and hold any position with private and/or public companies that engage in business similar to that of the Company. However, in providing services to other parties, Consultant shall observe Articles 5, 6 and 7 of this Agreement and shall ensure that the provision of such services to third parties shall not impair or otherwise impact upon the provision of the Consultant's services to the Company hereunder.

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2.3 Taxes. Consultant shall be responsible for all taxes arising from compensation and other amounts paid under this Agreement. Neither federal, nor state / provincial / territorial, nor local income tax, nor payroll tax of any kind, shall be withheld or paid by the Company on behalf of Consultant, and the Consultant is and shall remain responsible for withholding, payment and remitting to tax authorities, all payroll tax, income tax and other payroll source deductions.

2.4 Benefits. Consultant will not be eligible for, and shall not participate in, any employee pension, health, welfare, or other fringe benefit plan, of the Company. No workers' compensation insurance shall be obtained by Company covering Consultant.

ARTICLE 3
COMPENSATION FOR CONSULTING SERVICES

3.1 Compensation. The Company shall pay to Consultant $250,000 CAD per annum for services rendered to the Company under this Agreement. Subject to the Company's option to make payment as described below, compensation shall be paid in twelve (12) monthly instalments at the end of each calendar month, and pro-rated for partial months, during the term of this Agreement.

Notwithstanding the foregoing, and subject to:

(i) approval by the shareholders of the Company,

(ii) acceptance by all applicable regulatory agencies (including without limitation the Canadian Securities Exchange (the "**CSE**")),

(iii) minimum issuance price pursuant to the policies of the CSE,

payment of Consultant's annual compensation may be made and satisfied by the issuance of 1,000,000 common shares of the Company's parent company in four equal quarterly instalments, in arrears..

Consultant acknowledges and agrees that if this Consulting Agreement is terminated for any reason before the completion of a full year, the number of common shares to be issued hereunder shall be modified and reduced in proportion to the period of engagement.

3.2 Reimbursement. The Company agrees to reimburse Consultant for all actual reasonable and necessary expenditures, which are directly related to the consulting services. These expenditures include, but are not limited to, expenses related to travel (i.e. airfare (business class for flight > 8 hours), hotel, temporary housing, meals, taxis, etc.), and business telephone calls. Expenses incurred by Consultant will be reimbursed by the Company within twenty working days of Consultant's proper written request for reimbursement.

ARTICLE 4
TERM AND TERMINATION

4.1 Term. This Agreement shall be effective as of April 1, 2020 until terminated in accordance with Section 4.2 or 4.3.

4.2 Termination by the Company. The Company may terminate this Agreement for no "cause" after giving Consultant a 30-day written notice, or for "cause" after giving Consultant written notice of the reason. Cause means:

(1) Consultant has breached the provisions of Article 5 or 7 of this Agreement in any respect, or materially breached any other provision of this Agreement and the breach continues for 30 days following receipt of a notice from the Company;

(2) Consultant has committed fraud, misappropriation or embezzlement in connection with the Company's business;

(3) Consultant has been convicted of a criminal offence or felony, or

(4) Consultant's use of narcotics, liquor or illicit drugs has a detrimental effect on the performance of his consulting responsibilities, as determined by the Company.

4.3 Termination by Consultant. Consultant may terminate this Agreement by giving a 30-day written notice to the Company.

4.4 Responsibility upon Termination. Any equipment provided by the Company to the Consultant in connection with or furtherance of Consultant's services under this Agreement, including, but not limited to, computers, laptops, and personal management tools, shall, immediately upon the termination of this Agreement, be returned to the Company.

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4.5 Survival. The provisions of Articles 3, 5, 6, and 7 of this Agreement shall survive the termination of this Agreement and remain in full force and effect thereafter.

ARTICLE 5

CONFIDENTIAL INFORMATION

5.1 Obligation of Confidentiality. In performing consulting services under this Agreement, Consultant may be exposed to and will be required to use certain "Confidential Information" (as hereinafter defined) of the Company. Consultant agrees that Consultant will not use, directly or indirectly, such Confidential Information for the benefit of any person, entity or organization other than the Company, or disclose such Confidential Information without the written authorization of the Chairman of the Company, either during or after the term of this Agreement, for as long as such information retains the characteristics of Confidential Information.

5.2 Definition. "Confidential Information" means information, not generally known in the public domain and proprietary to the Company or to a third party for whom the Company is performing work, including, without limitation, information concerning any patents or trade secrets, confidential or secret designs, processes, plans, devices or material, research and development, proprietary, techniques, materials or designs (whether or not patented or patentable), directly or indirectly useful in any aspect of the business of the Company, any vendor names, customer and supplier lists, databases, management systems and sales and marketing plans of the Company, any confidential secret development or research work of the Company, or any other confidential information or proprietary aspects of the business of the Company. All information which Consultant acquires or becomes acquainted with during the period of this Agreement, whether developed by Consultant or by others, which Consultant has a reasonable basis to believe to be Confidential Information, or which is treated by the Company as being Confidential Information, shall be presumed to be Confidential Information.

5.3 Property of the Company. Consultant agrees that all plans, manuals and specific materials developed by the Consultant on behalf of the Company in connection with services rendered under this Agreement, are and shall remain the exclusive property of the Company. Promptly upon the

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expiration or termination of this Agreement, or upon the request of the Company, Consultant shall return to the Company all documents and tangible items, including samples, provided to Consultant or created by Consultant for use in connection with services to be rendered hereunder, including without limitation all Confidential Information, together with all copies and abstracts thereof.

ARTICLE 6
RIGHTS AND DATA

6.1 Rights and Data. All drawings, models, designs, formulas, methods, documents and tangible items prepared for and submitted to the Company by Consultant in connection with the services rendered under this Agreement shall belong exclusively to the Company and shall be deemed to be works made for hire (the "Deliverable Items"). To the extent that any of the Deliverable Items may not, by operation of law, be works made for hire, Consultant hereby assigns to the Company the ownership of copyright or mask work in the Deliverable Items, and the Company shall have the right to obtain and hold in its own name any trademark, copyright, or mask work registration, and any other registrations and similar protection, which may be available in the Deliverable Items. Consultant agrees to give the Company or its designees all assistance reasonably required to perfect such rights.

ARTICLE 7
CONFLICT OF INTEREST

7.1 Conflict of Interest. Consultant covenants and agrees not to consult or provide any services in any manner or capacity to a direct competitor of the Company during the duration of this Agreement unless express written authorization to do so is given by the Company's Chairman or its representative. "Direct competitor" means any other person, entity or organization that has or intends to acquire an interest in any property or asset in which the Company has an interest.

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ARTICLE 8

GENERAL PROVISIONS

8.1 Construction of Terms. If any provision of this Agreement is held unenforceable by a court of competent jurisdiction, that provision shall be severed and shall not affect the validity or enforceability of the remaining provisions.

8.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of British Columbia.

8.3 Complete Agreement. This Agreement constitutes the complete agreement and sets forth the entire understanding and agreement of the parties as to the subject matter of this Agreement and supersedes all prior discussions and understandings in respect to the subject of this Agreement, whether written or oral.

8.4 Dispute Resolution. If there is any dispute or controversy between the parties arising out of or relating to this Agreement, the parties agree that such dispute or controversy will be arbitrated in British Columbia in accordance with proceedings under Canadian Arbitration Association rules, and such arbitration will be the only and exclusive dispute resolution method under this Agreement. The decision and award determined by such arbitration will be final and binding upon both parties. All costs and expenses, including reasonable attorney's fees and expert's fees, of all parties incurred in any dispute which is determined and/or settled by arbitration pursuant to this Agreement will be borne by the party determined to be liable in respect of such dispute; provided, however, that if complete liability is not assessed against only one party, the parties will share the total costs in proportion to their respective amounts of liability so determined. Except where clearly prevented by the area in dispute, both parties agree to continue performing their respective obligations under this Agreement until the dispute is resolved.

8.5 Modification. No modification, termination or attempted waiver of this Agreement, or any provision thereof, shall be valid unless in writing signed by the party against whom the same is sought to be enforced.

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8.6 Waiver of Breach. The waiver by a party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any other or subsequent breach by the party in breach.

8.7 Successors and Assigns. This Agreement may not be assigned by either party without the prior written consent of the other party; provided, however, that the Agreement shall be assignable by the Company without Consultant's consent in the event the Company is acquired by or merged into another corporation or business entity. The benefits and obligations of this Agreement shall be binding upon and inure to the parties hereto, their successors and assigns.

8.8 No Conflict. Consultant warrants that Consultant has not previously assumed any obligations inconsistent with those undertaken by Consultant under this Agreement.

IN WITNESS WHEREOF, this Agreement is executed as of the date set forth above.

PLYMOUTH ROCK TECHNOLOGIES INC.

/s/ "Dana Wheeler"

Name: DANA E. Wheeler
Position: President + CEO

/s/ "Douglas Smith"

DOUGLAS SMITH

/s/ "Witness"

WITNESS